February 22, 2019

Jim Frazier
Chief Executive Officer
Start Scientific, Inc.
521 Wilshire Blvd., Suite 101
Oklahoma City, OK 73116

       Re: Start Scientific, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed January 3, 2019
           File No. 000-52227

Dear Mr. Frazier:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    John Thomas, Esq.